As filed with the Securities and Exchange Commission on May 3, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2093008
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4813

(Primary Standard Industrial Classification Code Number)

100 CTE DRIVE,

DALLAS, PENNSYLVANIA 18612-9774

(570) 631-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond B. Ostroski

Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive,

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Luciana Fato	Andrew J. Pitts
Davis Polk & Wardwell	Cravath, Swaine & Moore LLP
450 Lexington Avenue	Worldwide Plaza
New York, New York 10017	825 Eighth Avenue
(212) 450-4000	New York, New York 10019-7475
(212) 474-1000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE(1)

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security to be registered(1)	Proposed maximum aggregate offering price	Amount of registration fee
2005 Series A 3 1/4% Notes Due 2023	$300,000,000	$997.50	$299,250,000(2)	$35,222
Common Stock	(3)	N/A	N/A	N/A

(1)	Estimated in accordance with Rule 457(f) solely for the purpose of calculating this registration fee and net of an exchange fee equal to $2.50 for each $1,000 principal amount. This estimate of price per security is based on the book value, as of a recent date, of the securities to be received by the Registrant in the exchange.
(2)	Exclusive of accrued interest, if any.
(3)	Includes an indeterminant number of shares of common stock that may be issued upon conversion of the Notes registered hereby, which shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-110325

PROSPECTUS (Subject to Completion)

Issued May 3, 2005

OFFER TO EXCHANGE

2005 Series A 3 1/4% Convertible Notes due 2023

and an Exchange Fee for all our outstanding

2003 3 1/4% Convertible Notes due 2023

CUSIP Nos. 203349AA3 and 203349AB1

Subject to the Terms and Conditions described in this Prospectus

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our 2005 Series A 3 1/4% Convertible Notes due 2023 (the New Notes) and an exchange fee for all of our outstanding 2003 3 1/4% Convertible Notes due 2023 (the Old Notes). We refer to this exchange as the exchange offer.

•	Upon our completion of the exchange offer, each $1,000 principal amount of Old Notes that is validly tendered and not validly withdrawn will be exchanged for $1,000 principal amount of New Notes and an exchange fee of $2.50 in cash.
•	Tenders of Old Notes may be withdrawn at any time before midnight on the expiration date of the exchange offer.
•	As explained more fully in this prospectus, the exchange offer is subject to customary conditions, which we may waive.
•	The exchange offer expires at midnight, New York City time, on , 2005, which we refer to as the expiration date, unless extended.

The New Notes

•	The New Notes are convertible at a conversion rate of 17.5439 shares of our common stock (subject to adjustment under the circumstances described in this prospectus), which may be settled, at our election, in cash, shares of our common stock or any combination of cash and shares of our common stock.
•	Holders of the New Notes will have the right to require us to purchase all or a portion of their New Notes in cash at a purchase price equal to 100% of the principal amount of the New Notes plus accrued and unpaid interest, including contingent interest, if any, on July 15, 2008, July 15, 2013 and July 15, 2018, or upon a fundamental change as described in this prospectus.
•	Interest Payments: We will pay interest on the New Notes on January 15 and July 15 of each year. Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes.
•	Optional Redemption: We may redeem some or all of the New Notes, at any time on or after July 18, 2008, at the prices set forth in this prospectus.

THE NEW NOTES WILL PERMIT US, UPON CONVERSION, TO CHOOSE TO DELIVER, IN LIEU OF SHARES OF OUR COMMON STOCK, CASH OR A COMBINATION OF CASH AND SHARES OF OUR COMMON STOCK. IN ADDITION, AT ANY TIME ON OR PRIOR TO THE 26TH TRADING DAY PRECEDING THE MATURITY DATE, WE MAY IRREVOCABLY ELECT TO SATISFY OUR CONVERSION OBLIGATION WITH RESPECT TO THE NEW NOTES TO BE CONVERTED WITH A COMBINATION OF CASH AND SHARES OF OUR COMMON STOCK, AS DESCRIBED UNDER “DESCRIPTION OF THE NEW NOTES—SETTLEMENT UPON CONVERSION—OUR RIGHT TO IRREVOCABLY ELECT NET SHARE SETTLEMENT UPON CONVERSION.”

Investing in the New Notes involves risks. For a description of these risks,

See Risk Factors beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

MORGAN STANLEY

                     , 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or to which this document refers you. We have not authorized, and we have not authorized the dealer manager to authorize, anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document is accurate only as of the date of this prospectus or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

As used in this prospectus, unless the context otherwise requires or as otherwise indicated:

•	“CTE,” “Company,” “we,” “us” and “our” refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

•	“our RLEC” and “CT” refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“our CLEC” and “CTSI” refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Company.

•	“expansion markets” refers to those CTSI markets from which we made a decision to exit in December 2000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street N.W., Washington, D.C. 20006.

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The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus are sold:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Current Report on Form 8-K, filed January 31, 2005; and

•	The description of our common stock included in our Registration Statement on Form 8-A filed on September 25, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774, Telephone (570) 631-2700.

In order for you to receive timely delivery of the documents before the expiration of the exchange offer, you should request copies of these filings by         , 2005.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. Examples of these forward-looking statements include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

•	uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

•	economic conditions, acquisitions and divestitures;

•	government and regulatory policies;

•	the pricing and availability of equipment, material and inventories;

•	technological developments;

•	reductions in rates or traffic that is subject to access charges;

•	changes in the competitive environment in which we operate; and

•	receipt of necessary regulatory approvals.

Additional factors that could cause or contribute to such differences are set forth in the section entitled “Risk Factors” and are discussed elsewhere in this prospectus. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider.

The Company

We are a telecommunications company, providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC markets, which we refer to as our “edge-out” markets. In late 2002, we extended our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current Central Pennsylvania market (Lancaster/Reading/York), rather than the establishment of a fourth regional market. We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations.

Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700.

For additional information about our Company, see “Where You Can Find More Information.”

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	6.10	6.93	8.12	4.13	—(1)

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.

Recent Developments

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the first quarterly dividend will be paid on June 30, 2005, to holders of record on June 15, 2005. Pursuant to rules governing securities traded on the Nasdaq National Market, we expect that the “ex-dividend” date for the first quarter dividend and the special dividend will be June 13, 2005. Noteholders will not be entitled to receive either dividend unless they convert the notes into common stock in transactions that settle on or prior to the record date for the dividends. The dividends will result in an increase in the conversion rate of the Old Notes and the New Notes (if the New Notes are issued by June 16, 2005).

The Exchange Offer

Purpose of the Exchange Offer

We are offering to exchange Old Notes for New Notes with different conversion settlement terms in order to give us the flexibility to decide whether, upon conversion of the New Notes, we will pay the conversion value of the New Notes in cash, shares of our common stock or any combination of cash and shares of our common stock at our election. In addition, we may, in the future, irrevocably elect, as provided in the terms of the New Notes, to satisfy our conversion obligation with respect to the New Notes to be converted following the date of such election with a specified combination of cash or shares of our common stock. See “Description of the New Notes—Settlement Upon Conversion.”

The Exchange Offer and Exchange Fee	We are offering to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 in cash for each $1,000 principal amount of Old Notes accepted for exchange.

Conditions to Exchange Offer

The exchange offer is subject to certain customary conditions, including that the registration statement and any post-effective amendment to the registration statement covering the New Notes be effective under the Securities Act of 1933, as amended (the Securities Act). See “The Exchange Offer—Conditions to the Exchange Offer.”

Expiration Date; Extension

The exchange offer will expire at midnight, New York City time, on             , 2005, which we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend the expiration date, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the next business day after the previously scheduled expiration of the exchange offer.

Deciding Whether to Participate in the Exchange Offer

Neither we, our officers or directors, the dealer manager, the information agent, the exchange agent nor the trustee make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, no person has been authorized to give any information or make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. You must make your own decision whether to tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender. You should read this prospectus and the letter of transmittal and consult with your advisors, if any, to make that decision based on your own financial position and requirements.

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date. In addition, tenders may be withdrawn if we have not accepted Old Notes tendered for exchange at any time after             , 2005.

Procedures for Exchange

In order to exchange Old Notes, you must tender the Old Notes together with a properly completed letter of transmittal and the other agreements and documents described in the letter of transmittal. If you own Old Notes held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the Old Notes on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our reasonable discretion whether Old Notes have been validly tendered. Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program (ATOP) procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC’s ATOP must tender Old Notes through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

If we decide for any reason not to accept any Old Notes for exchange, they will be returned without expense promptly after the expiration or termination of the exchange offer.

Please see pages through for instructions on how to exchange your Old Notes.

Acceptance of Old Notes

We will accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the New Notes and pay the exchange fee promptly after expiration of the exchange offer, upon the terms and subject to the conditions in this prospectus and the letter of transmittal. We will accept Old Notes for exchange after the exchange agent has received a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s DTC account and, if the Old Notes have not been tendered through the ATOP procedures, a properly completed and executed letter of transmittal. Our oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange Offer

We reserve the right not to accept any of the Old Notes tendered, and to otherwise interpret, modify or amend any of the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Risk Factors	You should carefully consider the matters described under “Risk Factors,” as well as other information set forth or incorporated by reference in this prospectus and in the letter of transmittal.

Consequences of Not Exchanging Old Notes

The liquidity and trading market for Old Notes not tendered in the exchange offer could be adversely affected to the extent a significant number of the Old Notes are tendered and accepted in the exchange offer. Holders who do not exchange their Old Notes for New Notes will not receive the exchange fee.

Accrued Interest on the Old Notes

Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Notes.

Tax Considerations

We believe that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes and payment of an exchange fee should not constitute a significant modification of the Old Notes for tax purposes. Consistent with our position, the New Notes should be treated as a continuation of the Old Notes and, apart from the receipt of the exchange fee, there will be no U.S. Federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ.

See “Certain United States Federal Income Tax Considerations” for a summary of certain U.S. Federal income tax consequences or potential consequences that may result from the exchange of Old Notes for New Notes and from the ownership and disposition of the New Notes and common stock received upon conversion of the New Notes.

Old Notes Not Tendered or Accepted for Exchange	Any Old Notes not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of this exchange offer. If you do not exchange your Old Notes in this exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes, you will not receive the exchange fee and you will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Trading	Our common stock is traded on the Nasdaq National Market under the symbol “CTCO.”

Dealer Manager	Morgan Stanley & Co. Incorporated is the dealer manager for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Exchange Agent	Mellon Investor Services LLC is the exchange agent for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Information Agent	D.F. King & Co., Inc. is the information agent for this exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES

The only material difference between the Old Notes and New Notes is the nature of the consideration payable upon conversion. Upon conversion of the Old Notes, we are required to deliver shares of our common stock. Upon conversion of the New Notes, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. In addition, we may at any time irrevocably elect to satisfy our conversion obligation with respect to the New Notes to be converted following the date of such election with a combination of cash or shares of our common stock as described under “Description of the New Notes—Settlement Upon Conversion—Our Right to Irrevocably Elect Net Share Settlement Upon Conversion.”

In addition, under the New Notes, for conversions of New Notes upon specified transactions as described below under “Description of the New Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions,” we are required to notify holders of any specified transaction 20 days prior to the record date for that distribution. Once we have given that notice, holders of New Notes may surrender their New Notes for conversion at any time until the earlier of the close of business on the fourth business day prior to the record date or any announcement by us that such distribution will not take place. Under the Old Notes, we are required to so notify holders of Old Notes 20 days prior to the ex-dividend date and, once we have given that notice, holders may so convert their Old Notes until the earlier of the close of business on the second business day prior to the ex-dividend date or any announcement by us that such distribution will not take place.

THE NEW NOTES

New Notes	Up to $300,000,000 principal amount of Series A 3 1/4% Convertible Notes due 2023.

Maturity Date	July 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	3 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on January 15 and July 15 of each year. Interest on the New Notes will accrue from the last interest payment date on which interest was paid on the Old Notes.

Contingent Interest	In addition, we will pay contingent interest for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six month period commencing July 15, 2008, if the trading price of the New Notes for each of the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the New Notes. During any interest period when contingent interest shall be payable, the contingent interest payable per New Note will equal 0.25% of the average trading price of the New Note for the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion

Holders may convert their New Notes at an initial conversion rate of 17.5439 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $57.00), subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

•      during any fiscal quarter (but only during such fiscal quarter) commencing after June 30, 2005, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

•      during the five business-day period after any five consecutive trading-day period in which the trading price per New Note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the New Notes; or

•      if the New Notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of the New Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions.”

Upon conversion of the New Notes, we will pay the conversion value of the New Notes in cash, shares of our common stock or any combination of cash and shares of our common stock at our election. In addition, we may, in the future, irrevocably elect, as provided in the terms of the New Notes, to satisfy our conversion obligation with respect to the New Notes to be converted following the date of such election with a specified combination of cash or shares of our common stock. See “Description of the New Notes—Settlement Upon Conversion.”

Sinking Fund	None.

Optional Redemption by Us	We may redeem any of the New Notes beginning July 18, 2008, by giving holders at least 30 days’ notice. We may redeem the New Notes either in whole or in part at a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the redemption date. See “Description of the New Notes—Optional Redemption by Us.”

Repurchase at Option of the Holder	Holders may require us to repurchase all or part of their New Notes on July 15, 2008, July 15, 2013 and July 15, 2018 at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date. See “Description of the New Notes—Repurchase at Option of the Holder.”

Repurchase at Option of the Holder Upon a Designated Event

If a designated event (as described under “Description of the New Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or part of their New Notes at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, to, but excluding, the repurchase date.

U.S. Federal Income Taxation	Under the indenture governing the New Notes, we have agreed, and by acceptance of a beneficial interest in a New Note, each holder of a New Note will be deemed to have agreed, to treat the New Notes as indebtedness for United States Federal income tax purposes that is subject to the

Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the New Notes, including our determination of the comparable yield and projected payment schedule. For United States Federal income tax purposes, interest income on the New Notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the New Notes. Holders are urged to consult with their own tax advisors with respect to the Federal, state and local consequences of owning and disposing of the New Notes and common stock issuable upon conversion of the New Notes. A U.S. Holder (as defined) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a U.S. Holder generally will recognize taxable income significantly in excess of regular interest payments received while the New Notes are outstanding. See “Risk Factors—Risks Relating to the New Notes.” A U.S. Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a New Note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a New Note, including the fair market value of our common stock received upon conversion, and the U.S. Holder’s adjusted tax basis in the New Note. Any gain recognized on the sale, conversion, exchange or retirement of a New Note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

Nasdaq National Market Symbol for our Common Stock	CTCO.

Use of Proceeds	We will not receive any cash proceeds from this exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and cancelled. Accordingly, our issuance of New Notes will not result in any cash proceeds to us.

RISK FACTORS

An investment in the New Notes involves a number of risks. Some of these risks are shared with any investor in our securities; others are related to the nature of the New Notes themselves or to the exchange offer. Before deciding to exchange your Old Notes for New Notes, you should carefully consider the following information. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the New Notes is suitable for you.

Risks Relating to the Exchange Offer

The United States Federal income tax consequences of the exchange of the Old Notes for the New Notes are not entirely clear.

The United States Federal income tax consequences of the exchange of the Old Notes for the New Notes are not entirely clear. We believe that the modifications to the Old Notes resulting from the exchange of Old Notes for New Notes should not constitute an exchange of the Old Notes for United States Federal income tax purposes. Consistent with our position, the New Notes should be treated as a continuation of the Old Notes and there should be no United States Federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer. There can be no assurances, however, that the IRS will agree that the exchange does not constitute a significant modification for U.S. Federal income tax purposes. If, contrary to our position, the exchange constitutes an “exchange” for United States Federal income tax purposes, the tax consequences to you could differ materially. For example, a holder may be required to recognize gain (taxable as ordinary income) in an amount equal to the difference between the amount realized on the exchange and the holder’s adjusted tax basis in the Old Notes (which excess is likely to be substantial in the case of a holder who purchased the Old Notes in the initial offering). See “Certain United States Federal Income Tax Considerations.”

We intend to treat payment of the exchange fee as ordinary income to holders participating in the exchange offer and to report such payments to holders and the IRS for information purposes in accordance with such treatment. Therefore, the receipt of the exchange fee by a non-U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”) participating in the exchange offer may be subject to U.S. Federal withholding tax. See “Certain United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

If you do not exchange your Old Notes, we cannot assure you that an active market in the Old Notes will continue to exist and the Old Notes you retain may become less liquid as a result of the exchange offer. If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained and we cannot assure you as to the prices at which the Old Notes may be traded.

We have not obtained a third-party determination that the exchange offer is fair to holders of the Old Notes. We are not making a recommendation as to whether holders of the Old Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Old Notes for purposes of negotiating the terms of the exchange offer or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Old Notes that the value of the New Notes received in the exchange offer will in the future equal or exceed the value of the Old Notes tendered and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Relating to the New Notes

There are a number of risks related to investing in the New Notes. These risks are substantially similar to the risks related to investing in the Old Notes.

You should consider the United States Federal income tax consequences of owning New Notes. We believe that the exchange of Old Notes for New Notes should not constitute a significant modification of the Old Notes for U.S. Federal income tax purposes, and that the New Notes should be treated as a continuation of the Old Notes and should continue to be subject to the same rules governing the treatment of contingent payment debt instruments as were applicable to the Old Notes. Among other things, pursuant to those rules, a holder of the New Notes is required to accrue interest income on the New Notes for each year, in the amounts described in the Old Notes prospectus, regardless of whether the holder uses the cash or accrual method of tax accounting, and in excess of the stated interest on the New Notes. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. For example, a holder could be required to include in income each year amounts substantially in excess or substantially less than amounts required to be accrued with respect to the Old Notes. See “Certain United States Federal Income Tax Considerations— Tax Consequences to U.S. Holders.”

Without regard to whether the exchange of Old Notes for New Notes constitutes a significant modification, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. Federal income tax purposes and, in accordance with the anti-dilution provisions of the New Notes, the conversion rate of the New Notes is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the New Notes. See “Certain United States Federal Income Tax Considerations— Tax Consequences to U.S. Holders—Constructive Dividends.”

The trading prices for the New Notes will be directly affected by the trading prices of our common stock. The trading prices for the New Notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the New Notes, or the perception that such sales could occur, could affect the price of our common stock.

An active trading market for the New Notes may not develop. The New Notes comprise a new issue of securities for which there is currently no public market. We do not plan to list the New Notes on any securities exchange or to include them in any automated quotation system. We cannot assure holders that an active trading market for the New Notes will develop or as to the liquidity or sustainability of any such market, the ability to sell the New Notes or the price at which New Notes may be sold. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

Holders of New Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock. Holders of New Notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of New Notes will only be entitled to rights on the common stock if and when we deliver shares of common stock in exchange for their New Notes and in limited cases under the anti-dilution adjustments of the New Notes. For example, if an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs before delivery of the common stock upon conversion of the New Notes, holders of New

Notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The contingent conversion features of the New Notes could result in your not being entitled to convert a New Note when our common stock is trading at a price above the applicable conversion price of the New Note. The New Notes are convertible into common stock only in the event of specified contingencies. If the specific conditions for conversion are not met, you will not be able to convert a New Note, even though our common stock may be trading at a price above the applicable conversion price of the New Note.

The conversion rate of the New Notes may not be adjusted for all dilutive events that may occur. The conversion rate of the New Notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under “Description of the New Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the New Notes or the common stock or for third-party tender offers. See “Description of the New Notes—Conversion Rights—Conversion Rate Adjustments.” We are not restricted from issuing additional common stock during the life of the New Notes and have no obligation to consider the interests of holders of the New Notes in deciding whether to issue common stock. There can be no assurance that an event that adversely affects the value of the New Notes, but does not result in an adjustment to the conversion rate, will not occur.

Upon conversion of the New Notes, you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right. If we elect to settle all or any part of the conversion obligation in cash, the conversion value that you will receive upon conversion of your New Notes is in part determined by the average of the closing sale prices of our common stock for a 20-trading day period. As described under “Description of the New Notes—Settlement Upon Conversion,” all or a portion of this period will occur after the date on which your New Notes are tendered for conversion. Accordingly, if the price of our common stock decreases during this period, the conversion value you receive may be adversely affected. In addition, if we elect to settle part of the conversion obligation in shares of our common stock and the market price of our common stock at the end of such 20-trading day period is below the average closing sale price of our common stock during such period, the value of the shares of our common stock that you will receive after such period is completed will be less than had you received the entire conversion value in cash.

Holders of the notes will be required to recognize income for U.S. Federal income tax purposes, to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles, because of the cash dividends we plan to pay with respect to our common stock. Our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. As a result of the special dividend and the quarterly dividends, the conversion rate of the Old Notes and the New Notes will be increased in accordance with the anti-dilution provisions thereof. Accordingly, holders of the Old Notes and the New Notes will be treated for U.S. Federal income tax purposes as receiving taxable dividends in amounts based on the value (on the date on which the dividends are treated as being paid) of additional shares that would be received on conversion as a result of the anti-dilution provisions, to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles. In the case of non-U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) of the Old Notes or New Notes, this dividend will generally be subject to U.S. Federal withholding tax requirements, and the required withholding tax may be withheld from payments of interest or principal made on the Old Notes or New Notes, as applicable. See “Certain United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Constructive Dividends” and “—Tax Consequences to Non-U.S. Holders—Constructive Dividends.”

Risks Relating to Us

Risks related to regulation of the telecommunications industry

The telecommunications industry is subject to extensive regulation at the Federal, state and local levels. The costs of complying with these regulations, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

The amounts we can charge for most of our services are subject to regulatory restrictions. Our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected by future regulatory decisions.

Approximately 14.1% and 12.9% of our consolidated revenues for the years ended December 31, 2004 and 2003, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are currently subject to an alternative regulation plan approved by the Pennsylvania Public Utility Commission (“PUC”). We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers.

On November 30, 2004, the Governor of Pennsylvania signed legislation that authorized CT to amend its alternative regulation plan to include a commitment to deliver broadband service to all users by December 31, 2008. Under the legislation, this commitment entitles CT to eliminate the 2% yearly offset in its price adjustment formula, however, CT could be required to refund the additional revenues collected due to this amendment if it fails to meet its broadband commitment. CT filed an amended plan with the PUC incorporating these changes in December 2004, which the PUC approved on March 3, 2005.

Under the amended plan that is now in effect, CT can change its in-state rates, in the aggregate, based on changes in inflation or for events deemed outside of CT’s control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs.

Additionally, approximately 42.6% and 45.4% of our consolidated revenues for the years ended December 31, 2004 and 2003, respectively, came from charges paid to us by other carriers for services CT and CTSI provided in originating and terminating intrastate and interstate toll calls, and terminating local calls received from wireless carriers and other telephone companies. The payments that we receive for these services are regulated by the Federal Communications Commission (“FCC”) and the Pennsylvania PUC. The amounts charged by both CT and CTSI for these services have been reduced by recent regulatory decisions.

CT currently receives its interstate access revenues pursuant to average cost schedules established by the National Exchange Carrier Association (“NECA”). If CT should lose its average schedule status, or if NECA should make changes in its cost schedules, we could incur a significant loss of interstate access revenue.

We cannot predict whether any additional FCC or Pennsylvania PUC rules will be passed that will result in further reductions in the revenues we receive, although the FCC is currently considering proposals that could significantly change the interstate access charge system. Additionally, these agencies’ current rules may change as a result of judicial review or changes in legislation.

If any of the favorable regulatory provisions from which CT currently benefits were to be modified or terminated, we could experience higher costs and/or lower revenues.

Because of its status as a rural telephone company under the Telecommunications Act of 1996, or the Act, CT is not currently required to comply with that Act’s provisions requiring an incumbent carrier to unbundle its network, provide colocation, provide resale discounts, provide interconnection at rates based on forward-looking incremental costs or other items. If this limitation were to change, more competitors could enter our RLEC markets than we currently expect. CT might have to provide these competitors with access to our facilities at rates lower than what we currently charge our customers for use of those facilities. We could also incur additional administrative and regulatory expenses as a result of such newly imposed requirements. The Pennsylvania PUC has authority under the Act to terminate CT’s rural exemption if it receives a request to do so from another telecommunications carrier. To date, no other carrier has made such a request to the Pennsylvania PUC, but we cannot assure you that CT’s rural exemption will remain in effect indefinitely.

Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect CTSI’s business.

Approximately half of CTSI’s customers are served, at least in part, by network elements leased primarily from Verizon. CTSI’s business, therefore, depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company’s network to provide local service. The Act and FCC and state commission rulings under the Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge CTSI. If incumbent telephone companies were no longer required to provide unbundled network elements on favorable terms, CTSI’s operating margins would be reduced and it might not be able to compete effectively.

The FCC has made several significant changes in recent years to its rules governing access to unbundled network elements. Under the new rules, Verizon is required to continue to offer access to unbundled voice-grade loops, which is the network element most frequently used by CTSI. However, we cannot assure you that these rules will not change in the future in ways adverse to CTSI.

Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

Pennsylvania law requires us to secure consent from the Pennsylvania PUC before CT or CTSI may issue capital stock, incur long-term debt or sell or otherwise dispose of material utility assets. Both the FCC and the Pennsylvania PUC must review any transaction that results in a “change of control” of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing, affect mergers or other sales of the Company or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

Verizon, as the incumbent local carrier in CTSI’s markets, has competitive advantages over us which adversely affect our operating margins.

As the incumbent carrier in CTSI’s markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for CTSI, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower-cost structure and greater financial resources. Additionally, Verizon offers in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve, including digital subscriber lines, or DSL. Verizon has recently announced a plan to acquire MCI, another competitor in the markets we serve, which may increase Verizon’s advantages.

We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

An important part of our business strategy is to sell additional services to local customers in both the CT and CTSI markets. The markets for these ancillary services, however, are extremely competitive, and in some cases, are dominated by companies far larger than our own with lower costs and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long-distance companies like AT&T, MCI and Sprint, and, in the Internet service provider business, Time Warner (AOL) and discounted service providers. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. If we are unable to maintain a competitive offering of long-distance, Internet access and other ancillary services, we may lose local customers who prefer to obtain a package of services from one telecommunications provider.

Technological developments could increase our costs and cause a decline in demand for our services.

The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

Our wireline telecommunications services also are in competition or potential competition with numerous alternative technologies, including, in particular, wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services, particularly in CTSI’s markets where a number of wireless providers are established competitors and in certain areas of CT’s territory. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, and are likely to result in increased competition for our various businesses.

Voice over Internet Protocol, also known as VoIP, is an emerging technological trend that could cause a decrease in demand for our traditional telephone services, including the demand for additional lines. VoIP is gaining ground among business users who have found that Internet telephone systems can cut costs and improve efficiency. It is also possible for residential users to use VoIP as a replacement for a traditional telephone line (for example, by obtaining Internet access over a cable television system). We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

Some of our competitors have superior resources that may place us at a cost and price disadvantage.

Some of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and selling of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price CTSI’s services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

Other business risks

A substantial portion of CTSI’s revenues are derived from Internet service providers, or ISPs. A decline in these ISP customers or their customer base could negatively impact our financial results.

CTSI derives a substantial portion of its revenues directly and indirectly from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 17.1% and 23.2% of CTSI’s revenues for the years ended December 31, 2004 and 2003, respectively. This percentage has decreased as a result of our approximately $700,000 per month reduction in revenue from our revised percent local usage (or PLU) factor with Verizon. These high-margin revenues include services provided directly to ISPs, including local dial tone and transport-type (cap-type) services, and indirect services such as reciprocal compensation, and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends towards declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing dial-up Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results would be negatively impacted.

Changes in the jurisdictional mix of CTSI’s traffic with Verizon and GTE have adversely affected its results.

CTSI’s revenues from access charges and reciprocal compensation are affected by the mix of traffic delivered to it by other carriers for termination to CTSI’s customers. In late 2003, Verizon notified CTSI of a reduction in the proportion of its delivered traffic that is subject to intrastate access charges, and a corresponding increase in the proportion that is subject to reciprocal compensation rates. Because the reciprocal compensation rates are significantly lower than intrastate access charges, this change in traffic mix reduced CTSI’s revenues by approximately $700,000 per month during the last two months of 2003 and continued to affect materially its revenues going forward. CTSI was recently notified by Verizon North (formerly GTE), requesting a change in the PLU factor. As a result of this request, CTSI will be using a direct measurement billing approach instead of a PLU factor. The effect on CTSI’s revenue and operating income will be a reduction of approximately $50,000 per month beginning April 2005 based on the current traffic mix.

Demand for some of our services may be adversely affected by a downturn in the U.S. economy.

Demand for some of our services may be adversely affected by a downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

Our future switched access lines in service will likely be lower than our historical, and this decline may adversely affect our results.

Additional line penetration in CT’s markets has matured. Additionally, the FCC adopted an order that required CT to increase our monthly subscriber line charges in 2002. Other regulatory actions could result in further increases in CT’s monthly per-line charges, which may discourage customers from purchasing or keeping additional lines. In addition, the growth of DSL has made an additional line redundant. To the extent that additional line penetration continues to decline, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decrease.

Our growth strategy will require us to invest significant capital in services that may not achieve the desired returns.

We plan to continue to invest capital into services such as DSL. This business is highly competitive (with cable modem being the primary competitor), and we cannot assure you that we will be able to achieve the returns on investment that we expect. Additionally, even if we are successful in our efforts to develop this new business, its operating results and margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will, to some extent, be offset by reduced demand for additional lines, which can be rendered redundant by DSL.

Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

Because our services are critical to many of our customers’ businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us. We cannot assure you that a court would enforce any limitations on our liability. In such cases, we could be liable for substantial damage awards.

We depend on third parties, over whom we have no control, to deliver our services.

Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers and numerous other third parties to deliver our services. CTSI is particularly dependent on cooperation from Verizon in order to provide local service to a portion of its customers, slightly less than half of whom are not completely physically served by our network. We do not have a long-term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities, for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

If future acquisitions or business combinations are not successful, we could suffer an adverse effect on our business and results of operations.

From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our stockholders, incur debt, assume liabilities or incur large and possibly immediate write-offs. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing business and distraction of management;

•	unanticipated expenses related to technology integration;

•	the maintenance of uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities or risks associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

As a holding company, we require dividends from subsidiaries to meet our cash requirements.

We are a holding company whose principal assets are the shares of capital stock of our subsidiaries and we do not generate any significant operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries (primarily CT) to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to existing debt covenants, various business considerations and applicable laws and regulations. Accordingly, we cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect to our indebtedness.

The restrictive terms imposed by our current CoBank indebtedness may prevent us from achieving some of our business objectives.

CT’s CoBank indebtedness contains various covenants that limit its ability to engage in the following activities:

•	borrow and place liens on assets;

•	pay dividends, make investments or make certain other restricted payments;

•	enter into transactions with affiliates; and

•	sell assets, make acquisitions or merge with or into other companies.

Our ability to modify or comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks relating to our common stock

Our governing documents and applicable laws and regulations may discourage a takeover attempt.

Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for shareholders to affect certain corporate actions. In addition, Federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

If we sell shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 31, 2005, 1,384,008 shares of our common stock were issuable upon the exercise of outstanding stock options, warrants and rights and 2,342,656 shares remain available for future issuance (not including shares reserved for issuance upon conversion of the notes). Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Thousands of Dollars, Except Per Share Amounts)

(Unaudited)

You should read this table along with our audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K. See “Where You Can Find More Information.”

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Sales	$335,811	$335,722	$318,555	$306,614	$291,049
Net income (loss)	62,031	72,865	57,124	43,132	(55,449)
Diluted earnings per share*	2.60	2.92	2.42	1.84	(2.46)
Dividends per share	—	—	—	—	—
Total assets (as of period end)	783,431	851,653	554,039	564,604	582,844
Long-term debt, net of current maturities (as of period end)	300,000	323,898	77,299	151,309	260,319

*	Revised for 2003 to reduce $0.15 per diluted share to reflect the inclusion of contingently convertible debt in the calculation of diluted earnings per share as a result of EITF 04-8 that became effective for reporting periods ending after December 15, 2004. This accounting treatment will not be impacted by this exchange offer.

•	2003 includes the effects of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

•	2003 includes the issuance of $300.0 million of convertible notes.

•	2000 includes an estimated restructuring charge of ($99.7 million) or ($64.8 million) (after-tax) or ($2.79) per common share to exit CTSI’s expansion markets.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$96,106	$92,309	$88,593	$61,938	$(79,795)
Adjustments to Earnings:
Fixed charges	19,412	15,927	12,737	20,447	23,097
Distributed income of equity investees	2,903	2,198	2,093	2,028	1,777

Earnings as adjusted	$118,421	$110,434	$103,423	$84,413	$(54,921)
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$16,800	$13,560	$10,483	$18,348	$20,971
Interest relating to rental expense	2,612	2,367	2,254	2,099	2,126

Total fixed charges	$19,412	$15,927	$12,737	$20,447	$23,097

Ratio of earnings to fixed charges	6.10	6.93	8.12	4.13	— (1)

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004.

You should read this table along with our audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2004. See “Where You Can Find More Information.”

As of December 31, 2004
(in thousands)
Cash and temporary cash investments	$312,260

Notes payable (short-term)(1)	$35,000
Long term debt and capital lease obligations, including current maturities of $721	301,082

Total	336,082

Shareholders’ equity:
Common stock, $1.00 par value, 85,000,000 shares authorized, 24,172,376 shares issued and 21,123,262 shares outstanding	24,172
Additional paid-in capital	284,358
Deferred compensation	(10,093)
Accumulated other comprehensive loss	(830)
Retained earnings	86,931
Treasury stock at cost, 3,049,114 shares	(118,608)

Total shareholders’ equity	265,930

Total capitalization	$602,012

(1)	Notes payable (short-term) represents debt under our $35 million 364-day revolving line of credit which matures on May 31, 2005. We expect to enter into a new $85 million 364-day revolving credit facility with CoBank effective on or about May 31, 2005, concurrently with the expiration of the existing facility, which will be repaid at maturity. The purpose of the new facility is to provide increased borrowing capacity and financial flexibility.

COMMON STOCK PRICE RANGE

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO.” Prior to the completion of a recapitalization transaction in September 2003, our class B common stock was traded separately on the Nasdaq Small Cap market under the symbol “CTCOB.” Our class B common stock was delisted from the Nasdaq Small Cap market prior to trading on September 4, 2003.

The following table presents, for the periods indicated, the daily high and low sale price per share of our common stock as reported on the Nasdaq National Market.

	Common Stock Price		Class B Common Stock Price
	High	Low	High	Low
Fiscal Year Ending December 31, 2003
First Quarter	39.77	33.91	39.61	33.50
Second Quarter	44.71	38.50	48.16	38.60
Third Quarter	46.74	36.60	50.81	38.00
Fourth Quarter	42.00	35.65	—	—
Fiscal Year Ending December 31, 2004
First Quarter	41.75	36.07	—	—
Second Quarter	45.97	41.03	—	—
Third Quarter	45.46	42.96	—	—
Fourth Quarter	50.08	43.51	—	—
Fiscal Year Ending December 31, 2005
First Quarter	51.24	46.10	—	—
Second Quarter (through April 28, 2005)	48.00	45.76	—	—

On April 28, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $45.89 per share.

DIVIDEND POLICY

On May 2, 2005, our Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, we announced our intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. Both the special dividend and the first quarterly dividend will be paid on June 30, 2005, to holders of record on June 15, 2005. Pursuant to rules governing securities traded on the Nasdaq National Market, we expect that the “ex-dividend” date for the first quarter dividend and the special dividend will be June 13, 2005. Noteholders will not be entitled to receive either dividend unless they convert the notes into common stock in transactions that settle on or prior to the record date for the dividends. The dividends will result in an increase in the conversion rate of the Old Notes and the New Notes (if the New Notes are issued by June 16, 2005).

The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends.

THE EXCHANGE OFFER

Securities Subject to the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted Old Notes. We are offering to exchange New Notes for all of the Old Notes. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal. There are currently outstanding $300,000,000 in aggregate principal amount of Old Notes.

You may tender all, some or none of your Old Notes, subject to the terms and conditions of the exchange offer. Holders of Old Notes must tender their Old Notes in a minimum principal amount of $1,000 and multiples thereof.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

Neither we, our officers or directors, the dealer manager, the information agent, the exchange agent nor the trustee make any recommendation to the holders of the Old Notes as to whether or not to exchange all or any portion of their Old Notes. In addition, we have not authorized anyone to make any recommendation. You must make your own decision whether to tender your Old Notes for exchange and, if so, the amount of Old Notes to tender.

Conditions to the Exchange Offer

Notwithstanding any other provisions of this exchange offer, we will not be required to accept for exchange any Old Notes tendered, and we may terminate or amend this offer if any of the following conditions precedent to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the New Notes:

(1)	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Old Notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Notes under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Notes in deciding whether to accept the exchange offer.

(2)	(a) Trading generally shall not have been suspended or materially limited on the Nasdaq National Market; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by Federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

(3)	The trustee with respect to the Old Notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of, the exchange offer or the exchange of Old Notes under the exchange offer, nor shall the trustee or any holder of Old Notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Notes under the exchange offer.

All of the foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

In addition, the registration statement and any post-effective amendment to the registration statement covering the New Notes must be effective under the Securities Act.

If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(a)	terminate the exchange offer and return all tendered Old Notes to the holders thereof;

(b)	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “—Expiration Date; Extensions; Amendments”, “—Proper Execution and Delivery of Letter of Transmittal” and “—Withdrawal of Tenders” below); or

(c)	waive the unsatisfied conditions (other than the condition relating to the effectiveness of the registration statement, which may not be waived) and accept all Old Notes tendered and not previously withdrawn.

Except for the requirements of applicable United States Federal and state securities laws, we know of no Federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us.

Expiration Date; Extensions; Amendments

For purposes of the exchange offer, the term expiration date shall mean midnight, New York City time, on                 , 2005, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date will mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer for a period of five to twenty business days, depending upon the significance of the amendment, if the exchange offer would otherwise have expired during such five to twenty business day period. Any change in the consideration offered to holders of Old Notes in the exchange offer will be paid to all holders whose Old Notes have previously been tendered pursuant to the exchange offer.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that we distribute to the holders of the Old Notes. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

Effect of Tender

Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer and the letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Acceptance of Old Notes for Exchange

The New Notes will be delivered in book-entry form and the exchange fee will be paid on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer.

We will be deemed to have accepted validly tendered Old Notes when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Notes will be recorded in book-entry form by the exchange agent upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old Notes for the purpose of receiving book-entry transfers of Old Notes in the exchange agent’s account at DTC. If any validly tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Notes are validly withdrawn, such withdrawn Old Notes will be returned without expense to the tendering holder or such Old Notes will be credited to an account maintained at DTC designated by the DTC participant who delivered the Old Notes, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

If you hold Old Notes and wish to exchange them for New Notes and the exchange fee, you must validly tender, or cause the valid tender of, your Old Notes using the procedures described in this prospectus and in the accompanying letter of transmittal.

Only registered holders of Old Notes are authorized to tender the Old Notes. The procedures by which you may tender or cause to be tendered Old Notes will depend upon the manner in which the Old Notes are held, as described below.

Tender of Old Notes Held Through a Nominee

If you are a beneficial owner of Old Notes that are held of record by a custodian bank, depositary, broker, dealer, trust company or other nominee, and you wish to tender Old Notes in the exchange offer, you should contact the record holder promptly and instruct the record holder to tender the Old Notes on your behalf using one of the procedures described below. Your nominee will provide you with its instruction letter, which you must use to give these instructions.

Tender of Old Notes Through DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has Old Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Notes as if you were the record holder. References to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the exchange offer.

Any participant in DTC may tender Old Notes by effecting a book-entry transfer of the Old Notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s ATOP procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Old Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A “book-entry confirmation” is a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to 5:00 p.m. New York City time on the expiration date of the exchange offer.

Any DTC participant may also tender Old Notes by completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

The letter of transmittal (or a signed facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent, and the exchange agent must have received a timely book-entry confirmation, prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Letter of Transmittal

Subject to and effective upon the acceptance for exchange and exchange of New Notes for Old Notes, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of Old Notes:

•	irrevocably sells, assigns and transfers to or upon our order all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the Old Notes tendered thereby;

•	waives any and all rights with respect to the Old Notes;

•	releases and discharges us and the trustee with respect to the Old Notes from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Notes;

•	represents and warrants that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	designates an account number of a DTC participant in which the New Notes are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.

Proper Execution and Delivery of Letter of Transmittal

If you wish to participate in the exchange offer, delivery of your Old Notes, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.

Except as otherwise provided below, all signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the Old Notes and the holder(s) has not completed the portion entitled Special Issuance and Payment Instructions on the letter of transmittal; or

•	the Old Notes are tendered for the account of an eligible guarantor institution.

Guaranteed Delivery Procedures

Holders who wish to tender their Old Notes and:

•	whose Old Notes are not immediately available;

•	who cannot complete the procedures for book-entry transfer on a timely basis;

•	who cannot deliver their Old Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete a tender of Old Notes held in book-entry form using DTC’s ATOP procedures on a timely basis;

may effect a tender if they tender through an eligible institution or if they tender using ATOP’s guaranteed delivery procedures.

A tender of Old Notes made by or through an eligible guarantor institution will be accepted if:

(1)	prior to midnight New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, e-mail or hand delivery, that:

•	sets forth the name and address of the holder and the principal amount of the Old Notes tendered;

•	states that the tender is being made; and

•	guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile (or, alternatively, an agent’s message), together with a confirmation of book-entry transfer into the exchange agent’s account at DTC for Old Notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(2)	the properly completed and executed letter of transmittal or a facsimile (or, alternatively, an agent’s message) together with a book-entry confirmation and all other documents required by the letter of transmittal, are received by the exchange agent within three business days after the expiration date.

A tender by guaranteed delivery made through DTC’s ATOP will be accepted if:

(1)	prior to 5:00 p.m. New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgement from the participant in DTC tendering the Old Notes that they have received and agree to be bound by the notice of guaranteed delivery; and

(2)	the exchange agent receives, within three business days after the expiration date, either:

•	a book-entry confirmation, including an agent’s message, transmitted via DTC’s ATOP procedures; or

•	a properly completed and executed letter of transmittal or a facsimile and all other documents required by the letter of transmittal.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Tenders of Old Notes in connection with the exchange offer may be withdrawn at any time prior to midnight New York City time on the expiration date of the exchange offer, but you must withdraw all of your Old Notes previously tendered. Tenders of Old Notes may not be withdrawn at any time after such date unless the exchange offer is extended, in which case tenders of Old Notes may be withdrawn at any time prior to the expiration date, as extended. In addition, tenders may be withdrawn if we have not accepted Old Notes tendered for exchange at any time after         , 2005.

Beneficial owners desiring to withdraw Old Notes previously tendered should contact the DTC participant through which such beneficial owners hold their Old Notes. In order to withdraw Old Notes previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (i) withdrawing its acceptance through ATOP or (ii) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the holder and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. However, signatures on the notice of withdrawal need not be guaranteed if the Old Notes being withdrawn are held for the account of an eligible guarantor institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

Withdrawals of tenders of Old Notes may not be rescinded and any Old Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Notes, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

Miscellaneous

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes in connection with the exchange offer will be determined by us, in our reasonable judgment, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old Notes in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of Old Notes unless we waive that condition for all such holders. None of us, the exchange agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Notes tendered by such holder.

Exchange Agent

Mellon Investor Services LLC has been appointed the exchange agent for the exchange offer. Letters of transmittal, notices of guaranteed delivery and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, dealer, trust company or other nominee, to the exchange agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the exchange offer, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

Dealer Manager

We have retained Morgan Stanley & Co. Incorporated to act as dealer manager in connection with the exchange offer.

We have agreed to pay the dealer manager customary fees and will also reimburse the dealer manager for certain out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with the exchange offer. The obligations of the dealer manager are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the Federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address set forth on the back cover page of this prospectus.

From time to time, the dealer manager and its affiliates have provided investment banking, commercial banking and financial advisory services to us for customary compensation. At any given time, the dealer manager may trade the Old Notes or other securities of ours or our affiliates for its own accounts or for the accounts of its customers, and accordingly, may hold a long or a short position in the Old Notes or other securities. The dealer manager was an initial purchaser in the offering of the Old Notes.

None of the dealer manager, the information agent or the exchange agent assumes any responsibility for the accuracy or completeness of the information concerning us or our affiliates contained in this document or related documents or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

Other Fees and Expenses

Tendering holders of Old Notes will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

DESCRIPTION OF THE NEW NOTES

The New Notes will be issued under an indenture between us, as issuer, and The Bank of New York, as trustee.

The following description is a summary of the material provisions of the New Notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge holders to read the indenture because it, and not this description, defines their rights as noteholders. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

As used in this “Description of the New Notes” section, references to “CTE,” “Company,” “we,” “our” or “us” refer solely to Commonwealth Telephone Enterprises, Inc. and not to its subsidiaries.

General

The New Notes will be unsubordinated unsecured debt and rank on a parity with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt. The New Notes will be convertible into our common stock as described under “—Conversion of Notes.”

The New Notes are limited to $300,000,000 aggregate principal amount. The New Notes will be issued only in denominations of $1,000 and multiples of $1,000. The New Notes will mature on July 15, 2023 unless earlier converted, redeemed or repurchased.

The New Notes will be obligations of our company, which is a holding company, and not our subsidiaries. Because we derive substantially all of our revenues from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our obligations under the New Notes. Our subsidiaries have no obligation to pay amounts due on the New Notes or to make any funds available to us for payment of the New Notes upon maturity or upon a redemption or purchase of the New Notes as described below.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder Upon a Designated Event.”

The New Notes will bear interest at a rate of 3 1/4% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the last interest payment date on which interest was paid on the Old Notes. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest, including contingent interest, if any, on January 15 and July 15 of each year, beginning on July 15, 2005, to record holders at the close of business on the preceding January 1 and July 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We may, from time to time, increase the interest rate for any period if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the New Notes and holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to a holder’s address as it appears in the note register, provided that holders with an aggregate principal amount of New Notes in excess of $2.0 million shall be paid, at their written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

Holders may convert any of their New Notes, in whole or in part, prior to the close of business on the final maturity date of the New Notes, subject to prior redemption or repurchase of the New Notes and the obtaining of any regulatory approvals that may be necessary, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	subject to certain exceptions, upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon the occurrence of specified corporate transactions.

Upon conversion, we may deliver shares of our common stock, cash or a combination of cash and our common stock, at our election, as described below under “—Settlement Upon Conversion.” Holders may convert their New Notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the New Notes is 17.5439 shares of common stock per $1,000 principal amount of New Notes, subject to adjustment as described below, which represents an initial conversion price of approximately $57.00 per share.

If we call New Notes for redemption, holders may convert their New Notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If holders have submitted their New Notes for repurchase upon a designated event, they may convert their New Notes only if they withdraw their repurchase election. Similarly, if holders exercise their option to require us to repurchase their New Notes other than upon a designated event, those New Notes may be converted only if they withdraw their election to exercise their option in accordance with the terms of the indenture. Upon conversion of New Notes, a holder will not receive any cash payment of interest, including contingent interest, if any, accrued on any note that has been converted (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of New Notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of cash, the full number of shares of our common stock or any combination of cash and shares of our common stock into which a New Note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the New Notes; and

•	accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date to the conversion date (or, in the case of the New Notes, prior to the first interest payment date of the New Notes, from the most recent payment date of the Old Notes).

As a result, accrued but unpaid interest, including contingent interest, if any, in each case, to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if New Notes are converted after a record date but prior to the corresponding interest payment date, holders of such New Notes at the close of business on the record date will receive the interest, including contingent interest, if any, payable on such New Notes on the corresponding interest payment date notwithstanding the conversion. Such New Notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest, if any, payable on the New Notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is during such period or (3) to the extent of overdue interest or overdue contingent interest, if any exists at the time of conversion with respect to such note.

For a discussion of holders’ tax treatment upon receipt of our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender their New Notes for conversion prior to the close of business on the maturity date during any fiscal quarter (but only during such fiscal quarter) commencing after June 30, 2005, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock, or any other security for which a closing sale price must be determined, on any date means the closing per share (or per unit of such security) sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which our common stock (or such security) is traded or, if our common stock (or such security) is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive.

The “conversion price” with respect to a New Note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon the conversion of such New Note on such day.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender their New Notes for conversion prior to the close of business on the maturity date during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of New Notes, as determined following a request by a holder of New Notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate at such time; provided, however, that holders may not convert their New Notes in reliance on this provision after July 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the New Notes.

The “trading price” of the New Notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the New Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the New Notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New

Notes, then the trading price per $1,000 principal amount of New Notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the New Notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of New Notes would be less than 98% of the product of the closing sale price of our common stock and the conversion rate at such time. At such time, we shall instruct the trustee to determine the trading price of the New Notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of New Notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

If we call New Notes for redemption, holders may convert New Notes until the close of business on the second business day immediately preceding the redemption date, after which time their right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify holders at least 20 days prior to the record date for such distribution. Once we have given such notice, holders may surrender their New Notes for conversion at any time until the earlier of the close of business on the fourth business day prior to the record date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if holders will otherwise participate in the distribution without conversion, nor will they have an ability to convert pursuant to this provision.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, holders may surrender their New Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction (or, if such consolidation, merger or binding share exchange also constitutes a designated event, until the corresponding designated event repurchase date).

If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then, as described below under “Conversion Rate Adjustments,” at the effective time of the transaction, holders’ right to convert New Notes into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction. Payments upon conversion following such transaction will be made in cash or any combination of cash and such property, at our election, as set forth under “—Settlement Upon Conversion” below. If the transaction also constitutes a designated event, holders can require us to repurchase all or a portion of their New Notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert their New Note holders must:

•	complete and manually sign the conversion notice on the back of the New Note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the New Note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date, including contingent interest, if any.

The date holders comply with these requirements is the “conversion date” under the indenture. If their interest is a beneficial interest in a global note, to convert they must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

Settlement Upon Conversion

Except to the extent we have irrevocably elected net share settlement upon conversion of the New Notes (as described below), in lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of New Notes, we may elect to deliver cash or a combination of cash and shares of our common stock. If we elect to do so, we will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion of the New Notes no later than the second trading day immediately following the related conversion date. We may, in lieu of sending individual notices of our election, send one notice to all holders of the method we choose to satisfy our conversion obligation for conversions following our notice of redemption of the New Notes or on or following the twenty-fifth scheduled trading day preceding the maturity date.

If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the two trading day period beginning on the trading day after we have notified the trustee of our method of settlement as set forth above. We refer to this period as the “conversion retraction period.” You cannot retract your conversion notice if: (a) we have irrevocably elected net share settlement upon conversion before you delivered your conversion notice; (b) you are converting your New Notes during the period beginning on the date we have issued a notice of redemption and ending on the related redemption date; or (c) you are converting your New Notes during the period beginning twenty-five scheduled trading days preceding the maturity date and ending one trading day preceding the maturity date, even if we have not otherwise notified you prior to the conversion date of our settlement method election.

Settlement of our conversion obligation that we have not elected to settle entirely or partially in cash will occur in shares of our common stock as soon as practicable after the third trading day following the conversion date.

Settlements of our conversion obligation that we have elected to settle entirely or partially in cash will occur in cash and shares of our common stock, if any, on the third trading day following the final trading day of the cash settlement averaging period (as defined below).

(1)	If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the number of $1,000 principal amount of New Notes to be converted multiplied by (ii) the conversion rate in effect on the conversion date (provided that we will deliver cash in lieu of fractional shares).

(2)	If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder, for each $1,000 principal amount of New Notes to be converted, cash in an amount equal to the conversion value, as defined below.

(3)	If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder:

•	either (i) the dollar amount per $1,000 principal amount of New Notes to be converted specified in the notice regarding our chosen method of settlement (the “specified dollar amount”) or (ii) the percentage (other than 100%) of the conversion obligation specified in the notice regarding our chosen method of settlement (the “specified percentage”) multiplied by the amount of cash that would be paid pursuant to clause (2) above, as the case may be; and
•	a number of whole shares per $1,000 principal amount of New Notes to be converted equal to the sum of the daily share amounts, as defined below, for each of the trading days in the relevant cash settlement averaging period (provided that we will deliver cash in lieu of fractional shares).

The “cash settlement averaging period” means, in respect of a conversion date and our election to cash settle the related New Notes, the twenty consecutive trading day period:

•	ending on the second trading day preceding the redemption date, with respect to conversion notices received after we have issued a notice of redemption (whether or not we have irrevocably elected net share settlement upon conversion);

•	ending on the second trading day preceding the maturity date, with respect to conversion notices received during the period beginning twenty-five trading days preceding the maturity date and ending one trading day preceding the maturity date (whether or not we have irrevocably elected net share settlement upon conversion);

•	beginning on the trading day following the conversion date, if we have irrevocably elected net share settlement upon conversion, unless covered by the two bullet points above (even if we have irrevocably elected net share settlement); and

•	beginning on the trading day following the final trading day of the conversion retraction period, in all other cases.

The “conversion value” per $1,000 principal amount of New Notes will be an amount equal to the sum of the daily conversion value amounts, as defined below, for each of the trading days in the cash settlement averaging period.

The “daily conversion value amount” means, for each trading day of the cash settlement averaging period and for each $1,000 principal amount of New Notes, the amount equal to the closing sale price of our common stock on such trading day multiplied by the conversion rate in effect on such trading day divided by 20.

The “daily share amount” means, for each trading day of the cash settlement averaging period and for each $1,000 principal amount of New Notes, a number of shares (but in no event less than zero) determined by the following formula:

Conversion rate in effect on such trading day	x	(100% – Y%)
20

Where Y% is equal to (i) in the case where our notice to settle a portion of our conversion obligation in cash and common stock sets forth a specified percentage, such specified percentage, or (ii) in the case where our notice to settle a portion of our conversion obligation in cash and common stock sets forth a specified dollar amount, a percentage equal to (a) such specified dollar amount per $1,000 principal amount of New Notes divided by the conversion value multiplied by (b) 100.

If an event requiring an anti-dilution adjustment occurs subsequent to any trading day and prior to delivery of the daily share amount for such New Note upon settlement, such daily share amount will be appropriately adjusted as determined by us.

A “trading day” means (x) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon or (y) if the applicable security is listed or admitted for trading on the American Stock Exchange, New York Stock Exchange or another national securities exchange, a day on which the American Stock Exchange, New York Stock Exchange or another national securities exchange is open for business or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Sunday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Our Right to Irrevocably Elect Net Share Settlement Upon Conversion. At any time on or prior to the twenty-sixth scheduled trading day preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the principal amount of the New Notes to be converted after the date of such election with a combination of cash and shares of our common stock as set forth below. Such election would be in our sole discretion without the consent of the holders of New Notes. If we make such election, we will notify the trustee and the holders of New Notes at their addresses shown in the register of the registrar.

For each $1,000 principal amount of New Notes surrendered for conversion, holders will receive a settlement amount, which will be computed as follows:

(1)	where the conversion value is less than or equal to $1,000, the settlement amount shall be an amount in cash equal to such conversion value, or

(2)	where the conversion value is greater than $1,000, the settlement amount shall be computed as if we had elected to settle a portion of our conversion obligation with a combination of cash and common stock with a specified dollar amount as described in clause (3) above of the computation of the settlement amount, and such specified dollar amount shall be equal to $1,000.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock rights or warrants to purchase our common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at a price less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the New Notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of their New Notes, holders of New Notes will be entitled to receive the same kind and amount of consideration which they would have been entitled to receive if they owned a number of shares of our common stock equal to the conversion rate immediately prior to any of these events. We may cash settle all or any portion of our obligation to deliver such consideration upon conversion as set forth above. Payments upon conversion will be made as set forth under “—Settlement Upon Conversion” above.

We may, from time to time, to the extent permitted by law, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.

Holders may in certain situations be deemed to have received a distribution subject to United States Federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of New Notes for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six-month period commencing July 15, 2008, if the trading price of the New Notes, as defined above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition,” for each of the five trading days immediately preceding the first day of the applicable six-month period, equals 120% or more of the principal amount of the New Notes. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of New Notes will equal 0.25% of the average trading price of $1,000 principal amount of New Notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments in the same manner as regular interest payments.

We will notify the note holders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Us

Beginning July 18, 2008, we may redeem the New Notes, in whole or in part, for cash at a price of 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date, to the record holder on the record date corresponding to such interest payment date. We are required to give notice of redemption by mail to holders no more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding New Notes are to be redeemed, the trustee will select the New Notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s New Notes is selected for partial redemption and that holder converts a portion of its New Notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the New Notes if we have failed to pay any interest on the New Notes and such failure to pay is continuing.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase their New Notes, in whole or in part, on July 15 of 2008, 2013 and 2018 for cash. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the New Notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a New Note will be an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

A holder’s right to require us to repurchase New Notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1)	if certificated New Notes have been issued, the note certificate numbers (or, if the New Notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of New Notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the New Notes are to be repurchased by us pursuant to the applicable provisions of the New Notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn New Notes;

•	if certificated New Notes have been issued, the certificate numbers of the withdrawn New Notes (or, if the New Notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their New Notes.

Payment of the repurchase price for a New Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the New Note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the New Note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the New Note will cease to be outstanding;

•	interest, including contingent interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the New Note.

This will be the case whether or not book-entry transfer of the New Note has been made or the New Note has been delivered to the paying agent.

Our ability to repurchase New Notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding New Note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the New Notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the New Notes, holders may require us to repurchase their New Notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The New Notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the New Notes at a cash price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest and contingent interest, if any, to, but excluding, the repurchase date. However, if the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest and contingent interest, if any, to, but excluding, the repurchase date, to the record holder on the record date corresponding to such interest payment date.

We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If holders elect to require us to repurchase their New Notes, they must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, their repurchase notice and any New Notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for New Notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1)	if certificated New Notes have been issued, the note certificate numbers (or, if the New Notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of New Notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the New Notes are to be repurchased by us pursuant to the applicable provisions of the New Notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn New Notes;

•	if certificated New Notes have been issued, the certificate numbers of the withdrawn New Notes (or, if the New Notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a New Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the New Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the New Note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the New Note. If the paying agent holds money sufficient to pay the repurchase price of the New Note on the business day following the repurchase date, then, on and after the date:

•	the New Note will cease to be outstanding;

•	interest, including contingent interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the New Note.

This will be the case whether or not book-entry transfer of the New Note has been made or the New Note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the New Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the New Notes.

These designated event repurchase rights could discourage a potential acquirer of our company. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of our company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the New Notes upon a designated event would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the New Notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered New Notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the New Notes under certain circumstances, or expressly prohibit our repurchase of the New Notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing or redeeming New Notes, we could seek the consent of our lenders to redeem or repurchase the New Notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the New Notes. Our failure to redeem or repurchase tendered New Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Us

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the New Notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the New Notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the New Notes;

•	we fail to pay any interest, including contingent interest, if any, on the New Notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the New Notes of any default, except defaults in payment of principal, interest, including contingent interest, if any, or additional interest, if any, on the New Notes. However, the trustee must consider it to be in the interest of the holders of the New Notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal and accrued interest, including contingent interest, if any, on the outstanding New Notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued interest, including contingent interest, if any, on the New Notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding New Notes may waive these past defaults.

Payments of principal or interest, including contingent interest, if any, on the New Notes that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date.

The holders of a majority of outstanding New Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the New Notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest, if any, on the New Notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding New Notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the New Notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding New Notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding New Note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, if any, of any New Note;

•	reduce the principal amount of any New Note;

•	reduce any amount payable upon redemption or repurchase of any New Note;

•	adversely change our obligation to repurchase any New Note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any New Note;

•	change the currency in which any New Note is payable;

•	impair the right of a holder to convert any New Note other than in accordance with the provisions of the New Notes and the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of New Notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the New Notes.

Form, Denomination and Registration

The New Notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

New Notes are evidenced by one or more global New Notes. We deposited the global note or New Notes with DTC and registered the global New Notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, including contingent interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New Notes, including the presentation of New Notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the New Notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue New Notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the New Notes shall have been accelerated in accordance with the terms of the New Notes and any holder shall have requested in writing the issuance of definitive certificated New Notes; or

•	we have determined in our sole discretion that New Notes shall no longer be represented by global New Notes.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the New Notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the New Notes, the trustee must eliminate such conflict or resign.

Governing Law

The New Notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the New Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with DTC or the Trustee as its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation,” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among “Direct Participants” of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial

Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities on behalf of DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the Trustee subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the New Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

Subject to DTC’s procedures, the Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share and 25,000,000 shares of preferred stock, without par value.

Common Stock

The holders of common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Holders of common stock have cumulative voting rights in the election of directors and do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption rights or sinking fund provisions with respect to the common stock.

Except for amendments adopted by our board of directors as described in “—Preferred Stock” below, any proposed amendment to our articles of incorporation that would (i) increase or decrease the par value of any class; (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely; (iii) increase the authorized number of shares of any class; (iv) authorize a new class of shares senior or superior in any respect to the shares of any class; or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, would require the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, in addition to the approval of a majority of the votes entitled to be cast by the holders of common stock.

Preferred Stock

Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a holder of the notes or a shareholder might consider favorable. Set forth below is a description of certain of these provisions.

“Blank Check” Preferred Stock.    Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Special Meetings of Shareholders.    Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

Staggered Terms for Directors.    Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the shareholders for a term of three years to succeed the directors whose terms then expire.

Provisions of the Pennsylvania Business Corporation Law.    The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short- and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

We are subject to Subchapter 25F of the Pennsylvania Business Corporation Law, which generally prohibits a “business combination” with an “interested shareholder” (defined to include a shareholder or group of shareholders who, together with affiliates, own(s) at least 20% of the voting power of a “registered” corporation, such as CTE). This prohibition extends for a five-year period from the date on which the shareholder became an “interested shareholder,” unless the transaction is approved in advance by the board of directors of the corporation or a majority vote of the shareholders not including any voting shares beneficially owned by the interested shareholder. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange or sale transactions.

Transfers Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for the common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. Federal income tax consequences of the exchange offer. This discussion applies only to Old Notes and New Notes held as capital assets, and does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding Old Notes or New Notes as part of a hedge;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. Federal income tax purposes; or

•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering participating in the exchange offer are urged to consult their tax advisers with regard to the application of the United States Federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Old Notes or New Notes that is for United States Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States Federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Consequences to U.S. Holders

Tax Consequences for U.S. Holders participating in the exchange.

The Company believes that the exchange of Old Notes for New Notes issued in the exchange offer should not be treated as an “exchange” for United States Federal income tax purposes because the New Notes issued in the exchange offer should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes issued in the exchange offer received by a holder should be treated as a continuation of Old Notes in the hands of such holder. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indentures governing the New Notes to treat the exchange as not constituting a significant modification. Assuming such treatment, except to the extent of the receipt of the exchange fee, there would be no U.S. Federal income tax consequences to holders who participate in the exchange as a result of such participation. An exchanging holder of the Old Notes would have the same tax basis and holding period in the New Notes as such holder had in its Old Notes immediately prior to the exchange.

In particular, as the Old Notes are “contingent payment debt obligations” for U.S. Federal income tax purposes, the New Notes would continue to be so treated. Pursuant to the terms of the indenture for the New Notes, holders will agree to treat the New Notes as subject to the Treasury Regulations that apply to contingent payment debt obligations and to continue to accrue interest in the same manner and amount as for the Old Notes.

We intend to treat the exchange fee as consideration to holders for participating in the exchange offer. In that case, such payment would result in ordinary income to holders participating in the exchange and we will report such payments to holders and the IRS for information purposes in accordance with such treatment.

Constructive Dividends. As discussed in the registration statement relating to the Old Notes, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. Federal income tax purposes and, in accordance with the anti-dilution provisions of the New Notes, the conversion rate of the Notes is increased, such increase may be deemed to be the payment of a taxable dividend to the U.S. Holders of the New Notes. For example, an increase in the conversion rate in the event of cash dividends will generally result in deemed dividend treatment to U.S. Holders of the New Notes. However, an increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will generally not be a taxable dividend. It is unclear whether any such constructive dividend would be eligible for the reduced rates of U.S. Federal income tax applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

On May 2, 2005, the Company’s Board of Directors declared a special dividend of $13.00 per share and a $0.50 per share dividend for the quarter ending June 30, 2005. In addition, the Company announced its intention to provide an ongoing annual dividend of $2.00 per share, which would be paid quarterly. As a result of the special dividend and the quarterly dividends, the conversion rate of the Old Notes and the New Notes will be increased in accordance with the anti-dilution provisions thereof. Accordingly, as described above, U.S. Holders of the Old Notes and New Notes will be treated for Federal income tax purposes as receiving a taxable dividend based on the value (on the date on which dividends are treated as being paid) of additional shares that would be received on conversion as a result of the anti-dilution provisions, to the extent of the Company’s current or accumulated earnings and profits as determined under U.S. Federal income tax principles.

Tax Consequences for U.S. Holders Not Participating in the Exchange. A U.S. Holder that does not participate in the exchange will have no U.S. Federal income tax consequences as a result of the exchange.

Possible Alternative Tax Characterization of the Exchange.

There can be no assurances that the IRS will agree that the exchange does not constitute a significant modification for U.S. Federal income tax purposes. If, contrary to our position described above, the exchange were to constitute a significant modification, a U.S. Holder may be required to recognize gain (taxable as ordinary income) in an amount equal to the difference between the amount realized on the exchange and the U.S. Holder’s adjusted basis in the Old Notes surrendered. In addition, we would need to determine the comparable yield and projected payment schedule with respect to the New Notes. U.S. Holders would be subject to U.S. Federal income tax consequences that are consistent with the description of the contingent payment debt instrument regulations contained in the registration statement relating to the Old Notes, including, among other things, a requirement that U.S. Holders accrue interest for U.S. Federal income tax purposes based on the revised comparable yield. U.S. Holders should consult their tax advisors concerning the Federal income tax consequences of the exchange, including whether the exchange will be treated as a significant modification for tax purposes and the consequences of such potential treatment.

Tax Consequences to Non-U.S. Holders

As used herein, the term non-U.S. Holder means a beneficial owner of Old Notes or New Notes that is for U.S. Federal income tax purposes:

•	an individual who is classified as a nonresident for U.S. Federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

If, consistent with our position, the exchange of Old Notes for New Notes is not treated as a significant modification for U.S. Federal income tax purposes, then, as discussed above, the New Notes would be treated as a continuation of the Old Notes. As a result, except to the extent of the receipt of the exchange fee (the U.S. Federal income tax consequences of which are described below), there will be no U.S. Federal income tax consequences to a non-U.S. Holder who participates in the exchange. If, contrary to our position, the exchange of the Old Notes for New Notes were to constitute a significant modification for U.S. Federal income tax purposes, any gain realized by a non-U.S. Holder would be eligible for exemption from U.S. Federal income or withholding tax to the same extent as described in the registration statement relating to the Old Notes for any sale or exchange of the Old Notes. In either case, a non-U.S. Holder generally should have the same U.S. Federal income tax consequences of holding New Notes as would have arisen if it continued to hold Old Notes, including withholding and other consequences described in the registration statement relating to the Old Notes.

We intend to treat payment of the exchange fee as consideration to holders for participating in the exchange. As such, we will withhold U.S. Federal income tax at a rate of 30% from the exchange fee paid to non-U.S. Holders unless an exemption from, or reduction of, withholding is applicable because such amounts are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States or because of an applicable income tax treaty with the United States. In order to claim an exemption from, or reduction of, such withholding, the non-U.S. Holder must deliver a properly executed IRS Form W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) or IRS Form W-8BEN (with respect to treaty benefits) claiming such exemption or reduction. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of the withholding rules to their particular circumstances, including the possibility of filing a claim for a refund of withholding tax.

Constructive Dividends. The conversion rate of the New Notes is subject to adjustment in some circumstances. As discussed in the registration statement relating to the Old Notes, such adjustment could, in some circumstances, give rise to a deemed distribution to non-U.S. Holders of the New Notes (see “—Tax Consequences to U.S. Holders—Constructive Dividends” above). In such case, the deemed distribution will constitute a dividend for U.S. Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles. Such dividends will generally be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty. Any such withholding tax may be withheld from payments of interest or principal made on the New Notes. A non-U.S. Holder who is subject to withholding tax should consult his own tax advisors as to whether he can obtain a refund for all or a portion of the withholding tax.

As a result of the special dividend and quarterly dividends mentioned above (see “—Tax Consequences to U.S. Holders—Constructive Dividends,” above), the conversion rate of the Old Notes and the New Notes will be increased in accordance with the anti-dilution provisions thereof. Accordingly, non-U.S. Holders of the Old Notes and the New Notes will be deemed for U.S. Federal income tax purposes to have received a taxable dividend based on the value (on the date on which the dividends are treated as being paid) of additional shares that would be received on conversion as a result of the anti-dilution provisions, to the extent of the Company’s current or accumulated earnings and profits as determined under U.S. Federal income tax principles.

LEGAL MATTERS

Certain legal matters regarding the New Notes and the shares of common stock issuable upon conversion of the New Notes will be passed on for us by Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of our company, and Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The exchange agent for the exchange offer is:

Mellon Investor Services LLC

By Mail:	By Hand Delivery:	By Overnight Delivery:
Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	Reorganization Department 120 Broadway, 13th Floor New York, NY 10271	Reorganization Department 85 Challenger Road Mail Stop-Reorg Ridgefield Park, NJ 07660

By Facsimile (for eligible institutions only): (201) 296-4293

Confirm facsimile by telephone only: (201) 296-4860

Questions, requests for assistance and requests for additional copies of this prospectus and related letter of transmittal may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers, Please Call: (212) 269-5550 (Collect)

All Others, Call: (800) 859-8508 (U.S. Toll-Free)

The dealer manager for the exchange offer is:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Attention: Riccardo Cumerlato

(212) 761-1457 (Collect)

(800) 624-1808 (U.S. Toll-Free)

or Attention: Kevin Woodruff

(212) 761-5854 (Collect)

(866) 818-4954 (U.S. Toll-Free)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. The registrant’s bylaws contain provisions which limit the liability of directors as described in Section 1713.

Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers, employees and agents (collectively, “Representatives”) and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs; by independent legal counsel; or by the shareholders.

Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the registrant’s bylaws, advancement of expenses shall be authorized by the board of directors.

Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

Sections 1748 and 1749 apply the indemnification and advancement of expense provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

The registrant’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by the registrant, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, the registrant or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. The registrant shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the registrant’s board of directors. Indemnification thereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred by the registrant’s bylaws shall be a contract right and shall include the right to be paid by the registrant the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the registrant of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

The registrant may, by action of its board of directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

The registrant’s bylaws authorize it to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of the registrant or another entity against any expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. The registrant has purchased such insurance.

Item 21.    Exhibits and Financial Statement Schedules.

4.1	Indenture dated as of June 18, 2003 between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as trustee, related to 2003 3 1/4% Convertible Notes Due 2023 (incorporated by reference from Exhibit 4.10 to our Registration Statement on Form S-1, dated November 7, 2003, File No. 333-110325).

4.2	Form of Indenture between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as trustee, related to 2005 Series A 3 1/4% Convertible Notes Due 2023.*

4.3	Commonwealth Telephone Enterprises, Inc. agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of Davis Polk & Wardwell.

5.2	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary.

8.1	Tax Opinion of Davis Polk & Wardwell.

12.1	Statement regarding computation of ratios.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).

23.3	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of the Registrant (included in Exhibit 5.2).

25.1	Statement of Eligibility of The Bank of New York, as Trustee for the 2005 Series A 3 1/4% Convertible Notes Due 2023.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.
*	To be filed by amendment.

Item 22.    Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Commonwealth Telephone Enterprises, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Dallas, the Commonwealth of Pennsylvania, on the 3rd day of May, 2005.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ DONALD P. CAWLEY
Donald P. Cawley Executive Vice President and Chief Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond B. Ostroski and Donald P. Cawley, and each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 3rd day of May 2005.

Signature	Title

/s/ MICHAEL J. MAHONEY Michael J. Mahoney	President, Chief Executive Officer and Director (principal executive officer)

/s/ DONALD P. CAWLEY Donald P. Cawley	Executive Vice President and Chief Accounting Officer (principal financial officer)

/s/ WALTER SCOTT, JR. Walter Scott, Jr.	Chairman of the Board of Directors

/s/ JAMES Q. CROWE James Q. Crowe	Director

/s/ FRANK M. HENRY Frank M. Henry	Director

/s/ RICHARD R. JAROS Richard R. Jaros	Director

/s/ DANIEL E. KNOWLES Daniel E. Knowles	Director

Signature	Title

/s/ DAVID C. MITCHELL David C. Mitchell	Director

/s/ EUGENE ROTH Eugene Roth	Director

/s/ JOHN J. WHYTE John J. Whyte	Director